SOURCE SCIENTIFIC, INC.
                          RECAP OF FISCAL NEWS RELEASES




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NOVEMBER, 1994
Source Scientific Announces Removal of Significant Debt Liabilities.
Alton Group, Inc. (dba Source Scientific, Inc.) will remove from its books the $950,000 note owed to MicroProbe as a result of MicroProbe's cancellation of the promissory note and associated security agreement. The note was part of the purchase price for Source's acquisition, in January, 1994, of MicroProbe's former subsidiary, Source Scientific Systems, Inc. The note had a maturity date of March 27, 1995, and was considered the Company's most significant debt instrument. Also, Source has successfully negotiated termination of certain distinct and unrelated contractual obligations allowing for a net reduction in short- and long-term debt amounting to $309,000.

DECEMBER, 1994
Source Scientific, Inc. Announces New Contracts.
Under a new contract, for over $1.5 million for the 12-month period starting January, 1995, with Hybritech, an Eli Lilly company, Source will provide service, upgrades and parts for fielded Hybritech Immunoassay systems. Hybritech, located in San Diego, is a recognized leader in the development, production and marketing of diagnostic products utilizing monoclonal antibody technology.

DECEMBER, 1994
Source Announces First Quarter Results of Operations.
The Company recorded a net income of $101,000, compared to a net loss of $116,000 in the same quarter last year. A gain of $309,000 during the 1994 first quarterly period was due to termination of certain obligations relating to its former facility in Irvine, California. The Company's cost of goods sold, selling, general and administrative expenses, and operating expenses as a percentage of sales declined, as a result of the elimination of certain duplicate functions when the Company's operations were consolidated. The increase in net sales from the 1993 first quarterly period to the 1994 first quarterly period was primarily due to the acquisition of the Source Subsidiary. The Source Subsidiary directly contributed approximately $1,265,000 in revenues during the 1994 first quarterly period.

FEBRUARY, 1995
Source Announces New Trading Symbol.
The Company formerly changed its name from Alton Group, Inc. to Source Scienti-fic, Inc. The Company's common stock is listed on the Boston Stock Exchange under the new trading symbol "SSF". The Company has been doing business as Source Scientific, Inc. since May, 1994.

Results of Proxy Votes at Annual Shareholders Meeting, December, 1994.
The shareholders represented at the Annual Meeting voted favorably on all measures on the Proxy, including the name change and the re-election of Robert
B. Lyons, Richard A. Sullivan, John A. Karsten, Susan L. Preston, Joseph W. Caligiuri, and Dr. Jacob Y. Terner to the Board of Directors.

Source Announces Second Quarter Results of Operations.
The Company reported a net operating (loss) of ($204,000), or ($0.02) per share, compared to a net operating (loss) of ($188,000), or ($0.06) per share in the same quarter last year. During the three months ended December 31, 1994, the Company's working capital improved from a deficiency of $618,000 at September 30, 1994, to a positive working capital of $87,000 at December 31, 1994.

APRIL, 1995
Source Announces Contracts for Manufacturing Services.
The Company signed two agreements to continue providing contract manufacturing services with Baxter Vascular Systems (formerly Intramed Laboratories, Inc. of San Diego) and with Nihon Kohden America. Source manufactures a sleep monitor data acquisition station, the Neurofile, for Nihon Kohden. Baxter Vascular Systems, a world-wide distributor, will continue under contract to have Source manufacture the Endoscopic Irrigation Pump which is used in conjunction with the BVS angioscope.

MAY, 1995
Source Announces Third Quarter Results of Operations.
The Company narrowed its loss to $279,000, or $0.03 per share, as compared with a net loss of $617,000, or $0.08 per share for the third quarter ended March 31, 1994. The Company's net sales increased for the nine-month period ending March 31, 1995, compared to the nine-month period ending March 31, 1994. The overall operating expenses and selling, general and administrative expenses declined as a percentage of sales from 75.6% for the nine-month period ending March 31, 1994, to 49.7% for the nine-month period ended March 31, 1995. The Company's working capital improved from a deficiency of $375,000 at June 30, 1994, to positive working capital of $241,000 at March 31, 1995.

JUNE, 1995
Source Announces Contemplated Merger.
The Company entered into a non-binding letter of intent (LOI) to merge with XCEL Corporation, a privately-held corporation with operations in California and Massachusetts and internationally in Japan and the United Kingdom. Under terms of the LOI, the Company will enter into a business combination transaction, subject to satisfaction of certain conditions precedent to the closing, as well as successful completion of negotiations for a definitive merger agreement. XCEL is a diversified electronics manufacturer specializing in custom integrated data input and display components. XCEL also manufactures high performance custom hybrid micro-electronic circuits and bare printed circuit boards.

Source Announces First Quarter Results of Operations.
The Company announced a temporary warrant exercise price reduction for A Warrants, the proceeds of such exercise being used for working capital.

Source Announces Potential Acquisition of Interest in LifeStream Technologies, Inc.
Source and LifeStream executed a Letter of Intent (LOI) for Source's exclusive worldwide rights to provide production services for Lifestream's diagnostic product line. LifeStream is in final-phase clinicals for FDA approval of an instrument which will measure cholesterol and HDL levels in one minute from a non-measured sample of blood. Source will be acquiring a 20% interest in LifeStream, the amount and type of consideration to be negotiated.